

April 19, 2024

Peter Howard
General Counsel
Mesoblast Ltd
505 Fifth Avenue, Third Floor
New York, NY 10017

>    **Re: Mesoblast Ltd**
>    **Registration Statement on Form F-3**
>    **Filed April 16, 2024**
>    **File No. 333-278727**

Dear Peter Howard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Andrew Reilly